

Mail Stop 3010

May 13, 2010

By U.S. Mail and facsimile to (563) 323 -5515

Ms. Marsha Baker, President
Hynes & Howes Insurance Counselors, Inc.
2920 Harrison St.
Davenport, Iowa 52803

>   **Re: Hynes & Howes Insurance Counselors, Inc
>   Form 10-K/A for the year ended September 30, 2009 filed on
>   April 16, 2010
>   Form 10-Q/A for the quarter ended December 31, 2009 filed on
>   April 9, 2010
>   Form 10-Q for the quarter ended March 31, 2010
>   File No. 000-07376**

Dear Ms. Baker:

    We have reviewed your response letter dated April 16, 2010 and the above referenced filings, and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

Form 10-K/A filed on April 16, 2010

Management's Report on Internal Control Over Financial Reporting

1.   We noted the first paragraph under this section indicates that you evaluated your "…*disclosure controls and procedures*…," instead of your *internal control over financial reporting*. We also noted your reference to Item *307* of Regulation S-K which relates to the evaluation of disclosure controls and procedures which you have already provided in the previous section. Please amend your Form 10-K/A to correct your Item 308T disclosure as appropriate.

Certifications - Exhibit 31(a) and Exhibit 32

2.   We noted that your Section 302 and Section 1350 certifications refer to Form 10-
        K instead of Form 10-K/A and are not currently dated. Please amend your Form
        10-K/A to correct your certifications as appropriate.

Form 10-Q/A filed on April 9, 2010

Item 4 Controls and Procedures

Evaluation of Disclosure Controls and Procedures

3.   We noted that your disclosure refers to "…this *Annual Report Form 10-K*"
        instead of the *Form 10-Q*. Please amend your Form 10-Q/A to correct your
        disclosure as appropriate.

Management's Report on Internal Control Over Financial Reporting

4.   We noted the first paragraph under this section indicates that you evaluated your
        "…*disclosure controls and procedures*…," instead of your *internal control over
        financial reporting*. We also noted your reference to Item *307* of Regulation S-K
        which relates to the evaluation of disclosure controls and procedures which you
        have already provided in the previous section. Please amend your Form 10-Q/A to
        correct your Item 308 disclosure as appropriate.

5.   Since it appears that you are providing a report on your internal control over
        financial reporting as of December 31, 2009, it is unclear why the first paragraph
        under this section indicates that the evaluation was as of September 30, 2009, and
        the last paragraph refers to "this annual report" in two instances. Please amend
        your Form 10-Q/A to clarify these apparent conflicts as appropriate.

Changes In Internal Control Over Financial Reporting

6.   We noted that your disclosure refers to the *fourth* quarter instead of the *first*
        quarter. Please amend your Form 10-Q/A to correct your disclosure as
        appropriate.

Certification - Exhibit 31

7.   We noted that your Section 302 and Section 1350 certifications refer to Form 10-Q instead of Form 10-Q/A and are not currently dated. Please amend your Form 10-Q/A to correct your certifications as appropriate.

Form 10-Q for the Quarter Ended March 31, 2010

Item 4 Controls and Procedures

Evaluation of Disclosure Controls and Procedures

8.   We noted that your disclosure refers to "…this *Annual Report Form 10-K*" instead of the *Form 10-Q*. Please amend your Form 10-Q to correct your disclosure as appropriate.

Management's Report on Internal Control Over Financial Reporting

9.   We noted the first paragraph under this section indicates that you evaluated your "…*disclosure controls and procedures*…," instead of your *internal control over financial reporting*. We also noted your reference to Item *307* of Regulation S-K which relates to the evaluation of disclosure controls and procedures which you have already provided in the previous section. Please amend your Form 10-Q to correct your Item 308 disclosure as appropriate.

10.   Since it appears that you are providing a report on your internal control over financial reporting as of March 31, 2010, it is unclear why the last paragraph refers to "this annual report" in two instances. Please amend your Form 10-Q to clarify these apparent conflicts as appropriate.

Certification - Exhibit 31

11.   Please amend your Form 10-Q to file a certification in the exact form as outlined in Item 601(B)(31) of Regulation S-K. Specifically, refer to paragraphs 4(b) through 5(a)-(b) of the referenced section.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely LaMothe
Branch Chief